SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y 10 1

(CUSIP Number)

KA First Reserve, LLC 1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067 Attn: Mr. David J. Shladovsky

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON KA First Reserve, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON KA Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Kayne Anderson Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Kayne Anderson Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON KA Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Richard A. Kayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,178,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,178,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,178,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This statement constitutes amendment No. 1 to the Schedule 13D (as amended, the “Schedule 13D”) filed by KA First Reserve, LLC (“KA FR LLC”) on September 10, 2010 with respect to the common units of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Town Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by restating the first paragraph as follows:

This Schedule 13D is filed by (i) KA First Reserve, LLC, a Delaware limited liability company (“KA FR LLC”), (ii) FR Midstream Holdings LLC (formerly known as FR KA Holdings LLC), a Delaware limited liability company (“FR Midstream”), (iii) First Reserve GP XI, L.P., a Delaware limited partnership (“ FR GP LP”), (iv) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”), (v) William E. Macaulay, a U.S. citizen, (vi) KA Fund Advisors, LLC, a Delaware limited liability company (“KAFA”), (vii) Kayne Anderson Capital Advisors, L.P., a California limited partnership (“KACALP”), (viii) Kayne Anderson Investment Management, Inc., a Nevada corporation (“KAIM”), (ix) KA Holdings, Inc., a California corporation (“KA Holdings”), and (x) Richard A. Kayne, a U.S. citizen (together with KA FR LLC, FR Midstream, FR GP LP, FR GP Inc., Mr. Macaulay, KAFA, KACALP, KAIM and KA Holdings, collectively, the “Reporting Persons”). Any other reference in this Item 2 to FR KA Holdings is hereby changed to FR Midstream.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented by the following:

KA FR LLC received 135,793 preferred units pursuant to payment in kind distributions for the quarter ended September 30, 2010 and 626,121 preferred units pursuant to payment in kind distributions for the quarter ended December 31, 2010.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

On March 13, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Kirby Corporation, a Nevada corporation (“Parent”), KSP Holding Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Holding Sub”), KSP LP Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“LP Sub”), KSP Merger Sub, LLC, a Delaware limited liability company wholly owned by Holding Sub and LP Sub (“Merger Sub,” and together with Parent, Holding Sub and LP Sub, the “Parent Parties”), the Issuer, K-Sea General Partner L.P., a Delaware limited partnership that is the sole general partner of the Issuer (“Company General Partner”), and K-Sea General Partner GP LLC, a Delaware limited liability company that is the sole general partner of Company General Partner (“Management General Partner,” and together with the Issuer and Company General Partner, the “Company Parties”), pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving entity, and each Company Equity Interest (as defined in the Merger Agreement) will be converted into the right to receive the merger consideration specified therein.

On March 13, 2011, KA FR LLC entered into a Support Agreement (the “Support Agreement”) with Parent, Holding Sub, LP Sub and Merger Sub, pursuant to which each agreed, among other things, to vote the preferred units of the Issuer held by KA FR LLC in favor of the Merger and against any proposal made in opposition to the Merger, and to grant an irrevocable proxy to Parent, coupled with an interest. KA FR LLC also agreed that, during the duration of the Support Agreement, it will not (i) Transfer (as such term is defined in the Support Agreement) any of its preferred units or any right or interest therein; (ii) enter into any agreement, arrangement or understanding that could violate or conflict with KA FR LLC’s representations, warranties, covenants and obligations under the Support Agreement; (iii) take any action that could restrict KA FR LLC’s legal power and authority to comply with and perform its covenants and obligations under the Support Agreement; (iv) convert any of its preferred units into common units, or (v) discuss, negotiate or enter into any contract or other arrangement with respect to any matter related to the Support Agreement; provided, however, that KA FR LLC may Transfer any or all of its preferred units to any of its affiliates if such transferee affiliate agrees in writing to be bound by the terms of the Support Agreement and to hold such preferred units subject to all terms of the Support Agreement, in each case, as if it were KA FR LLC. KA FR LLC agreed to not solicit, either directly or indirectly, an acquisition proposal with respect to the Issuer. KA FR LLC made certain customary representations and warranties to the Parent Parties in the Support Agreement. The Support Agreement will remain in effect until the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) the date of any modification, amendment or waiver of the Merger Agreement that adversely affects KA FR LLC, (d) a change in recommendation in respect of the Merger by the board of directors of the Issuer, and (e) the written agreement of KA FR LLC and Parent to terminate the Support Agreement.

KA FR LLC has agreed, during the term of the Merger Agreement, to not exercise its option, pursuant to the terms of the Securities Purchase Agreement, to acquire a 35% interest in the entity that owns the incentive distribution rights of the Issuer.

References to, and descriptions of, each of the Merger Agreement and the Support Agreement as set forth in or incorporated into this Item 4 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and Item 5 (b) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The following disclosure is based on 19,160,394 common units outstanding as of February 9, 2011. See Schedule I for the information applicable to the Listed Persons.

KA FR LLC is the record and beneficial owner of 19,178,120 preferred units, representing 50.0% of the outstanding common units on an as-converted basis. Except as otherwise agreed pursuant to the Support Agreement, the preferred units owned of record by KA FR LLC are convertible from time to time and at any time into common units of the Issuer on a one-for-one basis at the direction of the Reporting Persons. The Issuer may convert the preferred units owned of record by KA FR LLC at any time after September 1, 2013 if the volume weighted average trading price of the common units is in excess of 150% of their issue price for a 20 day period and the average daily trading volume of the units during such 20 day period exceeds 50,000 common units. In addition, the Reporting Persons expect to receive distributions in accordance with the terms of the Issuer Partnership Agreement. The preferred units are entitled to receive quarterly cumulative distributions at an annual rate of 13.5%. In conjunction with execution of the Merger Agreement, the terms of the preferred units will be amended so that the preferred units will receive a cash distribution (in lieu of a payment in kind distribution) for any quarterly payment during calendar year 2011 prior to the Merger closing.

Each of FR Midstream (as the majority member of KA FR LLC), FR GP LP (as the managing member of FR Midstream); FR GP Inc. (as the general partner of FR GP LP); Mr. Macaulay (as director and the controlling shareholder of FR GP Inc., KAFA (as the managing member of KA FR LLC), KACALP (as the managing member of KAFA); KAIM (as the general partner of KACALP); KA Holdings (as the sole shareholder of KAIM); and Mr. Kayne (as the majority owner of KA Holdings and as a director of KA Holdings) may be deemed to have or share beneficial ownership of the common units. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented by the following:

The descriptions of the Merger Agreement and the Support Agreement set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented by the following:

Exhibit F	Agreement and Plan of Merger, dated March 13, 2011, by and among , K-Sea Transportation Partners L.P., K-Sea General Partner L.P., K-Sea General Partner GP LLC, K-Sea IDR Holdings LLC, Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC and KSP Merger Sub, LLC (attached as Exhibit 2.1 to the Form 8-K (File No. 001-31920) filed with the Commission on March 14, 2011 and incorporated herein in its entirety by reference).

Exhibit G	Support Agreement, dated as of March 13, 2011 by and among Kirby Corporation, KSP Holding Sub, LLC, KSP LP Sub, LLC, KSP Merger Sub, LLC, K-Sea Transportation Partners L.P., K-Sea General Partner L.P. and K-Sea General Partner GP LLC.

[Signature Page Follows]

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 15, 2011

KA First Reserve, LLC

By:	KA Fund Advisors, LLC, its managing member

By:	/s/ James C. Baker
Name: James C. Baker
Title: Senior Managing Director

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Gary Reaves
Name: Gary Reaves
Title: Vice President

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Gary Reaves
Name: Gary Reaves Title: Vice President

First Reserve GP XI, Inc.

By:	/s/ Gary Reaves
Name: Gary Reaves Title: Vice President

KA Fund Advisors, LLC

By:	Kayne Anderson Capital Advisors, L.P., its managing member

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Kayne Anderson Capital Advisors, L.P.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Kayne Anderson Investment Management, Inc.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

KA Holdings Inc.

By:	/s/ David J. Shladovsky
Name: David J. Shladovsky Title: General Counsel

Richard A. Kayne

/s/ Richard A. Kayne

William E. Macaulay

/s/ William E. Macaulay